FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
		Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL
☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).		OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response.........0.5
(Print or Type Responses)

1. Name and Address of Reporting Person* Vasella Daniel	2. Issuer Name and Ticker or Trading Symbol PepsiCo, Inc. (PEP)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☒ Director ☐ 10% Owner ☐ Officer ☐ Other (specify below) (give title below)
(Last) (First) (Middle) Novartis International AG WSJ-200,108 CH-4002 Postfach	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Day/Year 10/01/2002
(Street) Basel				5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person
(City) (State) (Zip) Switzerland	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
PepsiCo, Inc. Common Stock	2/1/2002		A	V	1,000.00 (1)	A			D
PepsiCo, Inc. Common Stock	2/1/2002		A	V	1,500.00 (2)	A			D
PepsiCo, Inc. Common Stock	10/1/2002		A		2,667.00 (2)	A		5,167.00	D

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/Year)	3A. Deemed Execution Date, if any, (Month/ Day/Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securites Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Derivative Securities: Direct(D) or Indirect(I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Excer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option Grant (right to buy)	$37.50	10/01/2002		A		6,667.00		10/01/02	09/30/12	PepsiCo, Inc. Common Stock	6,667.00		6,667.00	D
Stock Option Grant (right to buy)	$50.00	2/1/2002		A	V	3,750.00		02/01/02	01/31/12	PepsiCo, Inc. Common Stock	3,750.00		3,750.00	D

Explanation of Responses:
1.  Acquired upon election as a director pursuant to Director Stock Plan.
2.  Pursuant to Director Stock Plan, reporting person elected to receive retainer fee in shares.

/s/ Thomas H. Tamoney, Jr.	October 2, 2002

Thomas H. Tamoney, Jr. Attorney-in-fact ** Signature of Reporting Person	Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.